Exhibit 99.2

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30, 2025	As of March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	$517,338	$811,852
Accounts receivable, net	11,462,009	6,431,393
Notes receivable	19,806	144,876
Inventories, net	381,144	2,059,808
Advances to suppliers	9,282,753	17,656,162
Amounts due from related parties, current	8,162,639	8,273,918
Prepaid expenses and other current assets	7,725,054	3,820,096
Total current assets	37,550,743	39,198,105

Non-current assets:
Property, plant and equipment, net	9,835,010	11,122,178
Intangible assets, net	-	5,251,498
Land use right, net	1,618,859	1,653,045
Long-term investments, net	11,004,115	11,323,147
Other non-current assets	9,050,951	2,067,982
Total non-current assets	31,508,935	31,417,850

Total assets	$69,059,678	$70,615,955

LIABILITIES
Current liabilities:
Short-term borrowings	$3,371,260	$3,769,208
Long-term borrowings, current	1,632,252	1,687,446
Accounts payable	281,165	457,930
Advances from customers	160,687	124,739
Income tax payable	104,808	140,635
Amounts due to related parties, current	5,190,680	5,580,139
Accrued expenses and other payables	941,080	1,023,841
Total current liabilities	11,681,932	12,783,938

Non-current liabilities:
Long-term borrowings	6,425,060	5,784,285
Total non-current liabilities	6,425,060	5,784,285
Total liabilities	18,106,992	18,568,223

Commitments and contingencies (Note 19)

EQUITY
Ordinary shares (par value of $150.00 per share and no par value; 1,000,000,000 shares authorized; 4,880 and 139,232 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively)*	732,031	-
Subscription receivable	(7,800)	(9,600,000)
Additional paid-in capital	81,240,651	94,649,132
Statutory reserve	106,655	106,644
Accumulated deficits	(30,520,902)	(34,129,918)
Accumulated other comprehensive loss	(3,156,108)	(1,526,219)
Total EZGO Technologies Ltd.’s shareholders’ equity	48,394,527	49,499,639
Non-controlling interests	2,558,159	2,548,093
Total equity	50,952,686	52,047,732
Total liabilities and equity	$69,059,678	$70,615,955

*	Giving retroactive effect to the 150 to 1 reverse share split on May 19, 2026, and the 25 to 1 reverse share split on November 7, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2025	2026
Net revenues	$6,565,367	$6,363,076
Cost of revenues -Third parties	(5,785,506)	(5,981,320)
Cost of revenues -Related parties	(108,393)	-
Gross profit	671,468	381,756

Operating expenses:
Selling and marketing	(117,772)	(97,096)
General and administrative	(1,200,042)	(3,266,566)
Research and development	(389,572)	(114,186)
Total operating expenses	(1,707,386)	(3,477,848)

Loss from operations	(1,035,918)	(3,096,092)

Other income (expenses):
Interest expenses	(73,002)	(126,303)
Interest income	64,887	387,644
Non-operating income (expenses), net	131,092	(834,258)
Loss from disposal of a subsidiary	-	(47)
Total other (expenses) income, net	122,977	(572,964)

Loss from continuing operations before income taxes and share of loss of equity method investments	(912,941)	(3,669,056)
Income tax expense	(21,334)	(38,193)
Share of loss of equity method investments	(93,799)	(33,003)
Net loss from continuing operations	(1,028,074)	(3,740,252)

Loss from operations of discontinued operations before income taxes and share of loss of equity method investments	(165,626)	-
Income tax expenses	-	-
Share of loss of equity method investments	(63,152)	-
Net loss from discontinued operations	(228,778)	-

Net loss	$(1,256,852)	$(3,740,252)

Net loss from continuing operations	$(1,028,074)	$(3,740,252)
Less: Net loss attributable to non-controlling interests from continuing operations	(68,549)	(131,225)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(959,525)	(3,609,027)

Net loss from discontinued operations	(228,778)	-
Less: Net loss attributable to non-controlling interests from discontinued operations	(52,296)	-
Net loss attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(176,482)	-
Net loss attributable to non-controlling interests	(120,845)	(131,225)
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(1,136,007)	$(3,609,027)

Net loss from continuing operations per ordinary share:
Basic and diluted*	$(725.26)	$(52.98)
Net loss from discontinued operation per ordinary share:
Basic and diluted*	$(133.40)	$-
Net loss per ordinary share:
Basic and diluted*	$(858.66)	$(52.98)
Weighted average shares outstanding
Basic and diluted*	1,323	68,120

*	Giving retroactive effect to the 150 to 1 reverse share split on May 19, 2026, and the 25 to 1 reverse share split on November 7, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2025	2026
Net loss from continuing operations before non-controlling interests	$(1,028,074)	$(3,740,252)
Loss from discontinued operation, net of tax	(228,778)	-
Net loss	(1,256,852)	(3,740,252)

Other comprehensive income (loss)
Foreign currency translation adjustment	(1,999,960)	1,751,048
Comprehensive loss	(3,256,812)	(1,989,204)
Less: Comprehensive loss attributable to non-controlling interests	(123,733)	(10,066)
Comprehensive loss attributable to EZGO Technologies Ltd.’s shareholders	$(3,133,079)	$(1,979,138)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars except for number of shares)

	Ordinary shares*		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total EZGO’s shareholders’	Non-controlling	Total
	Share	Amount	receivables	capital	reserve	deficits	loss	equity	interest	equity
Balance as of September 30, 2024	713	$107,007	$(7,800)	$82,176,550	$366,071	$(22,087,948)	$(1,986,591)	$58,567,289	$2,416,219	$60,983,508
Share-based compensation	-	-	-	21,250	-	-	-	21,250	-	21,250
Warrant shares exercised via cashless option	800	120,000	-	(120,000)	-	-	-	-	-	-
Imputed interest on related party loan	-	-	-	(408,994)	-	-	-	(408,994)	-	(408,994)
Net loss	-	-	-	-	-	(1,136,007)	-	(1,136,007)	(120,845)	(1,256,852)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,997,072)	(1,997,072)	(2,888)	(1,999,960)
Balance as of March 31, 2025 (Unaudited)	1,513	$227,007	$(7,800)	$81,668,806	$366,071	$(23,223,955)	$(3,983,663)	$55,046,466	$2,292,486	$57,338,952

	Ordinary shares*		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total EZGO’s shareholders’	Non-controlling	Total
	Share	Amount	receivables	capital	reserve	deficits	loss	equity	interest	equity
Balance as of September 30, 2025	4,880	732,031	(7,800)	81,240,651	106,655	(30,520,902)	(3,156,108)	48,394,527	2,558,159	50,952,686
Additional issuance of ordinary shares for fractional shares shareholders	112	16,714	-	(16,714)	-	-	-	-	-	-
Share-based compensation	907	136,000	-	548,250	-	-	-	684,250	-	684,250
Cancellation of par value	-	(884,745)	7,800	876,945	-	-	-	-	-	-
Shareholders’ contribution	133,333	-	(9,600,000)	12,000,000	-	-	-	2,400,000	-	2,400,000
Net loss	-	-	-	-	-	(3,609,027)	-	(3,609,027)	(131,225)	(3,740,252)
Disposal of a subsidiary	-	-	-	-	(11)	11	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,629,889	1,629,889	121,159	1,751,048
Balance as of March 31, 2026 (Unaudited)	139,232	$-	$(9,600,000)	$94,649,132	$106,644	$(34,129,918)	$(1,526,219)	$49,499,639	$2,548,093	$52,047,732

*	Giving retroactive effect to the 150 to 1 reverse share split on May 19, 2026, and the 25 to 1 reverse share split on November 7, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Six Months Ended March 31,
	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operation	$(1,028,074)	$(3,740,252)
Net loss discontinued operation	(228,778)	-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for credit losses	30,926	1,128,210
Loss on forfeiture of land-use-right security deposit	-	641,436
Imputed interest on a related party loan	(84,342)	(130,132)
Interest income of loan to third parties	-	(37,516)
Provision for inventories	30,507	7,289
Depreciation and amortization	332,349	339,652
Share-based compensation	21,250	684,250
Gain on short-term investments	(17,778)	-
Loss from disposal of a subsidiary	-	47
Share of loss of equity method investments	93,799	33,003
Deferred tax expense	11,842	-
Changes in operating assets and liabilities:
Accounts receivable	855,207	4,526,716
Notes receivable	(156,298)	(122,515)
Advances to suppliers	5,394,854	(7,951,398)
Inventories	(4,335,000)	(1,648,030)
Amounts due from related parties, current	377,310	(242,379)
Prepaid expenses and other current assets	(241,306)	45,462
Accounts payable	(23,604)	165,169
Advances from customers	(35,519)	(40,462)
Income tax payable	(5,080)	31,968
Amounts due to related parties, current	(410,459)	-
Accrued expenses and other payables	(606,455)	51,799
Net cash provided by (used in) operating activities from continuing operations	204,129	(6,257,683)
Net cash provided by operating activities from discontinued operations	750,707	-
Net cash provided by (used in) operating activities	954,836	(6,257,683)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(443,009)	(1,212,242)
Prepayment for construction in progress	(1,299,447)	-
Proceed from redemption of a short-term investment	1,574,882	-
Refund of equipment purchase payment	-	6,995,618
Prepayment for equity investment	-	(1,200,000)
Loans to related parties	(3,043,743)	-
Collection of loans to related parties	691,486	3,571,253
Net cash outflow from disposal of a subsidiary	-	(45)
Net cash (used in) provided by investing activities from continuing operations	(2,519,831)	8,154,584
Net cash provided by investing activities from discontinued operations	203,511	-
Net cash (used in) provided by investing activities	(2,316,320)	8,154,584

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	-	2,212,358
Proceeds from issuance of ordinary shares	-	2,400,000
Repayments of short-term borrowings	(1,438,292)	(1,926,892)
Repayments of long-term borrowings	-	(830,705)
Loans from related parties	389,893	3,605,651
Repayments of loans from related parties	(622,338)	(7,122,839)
Repayment of loans from third parties	(1,382,973)	-
Net cash used in financing activities from continuing operations	(3,053,710)	(1,662,427)
Net cash provided by financing activities from discontinued operation	36,428	-
Net cash used in financing activities	(3,017,282)	(1,662,427)

Effect of exchange rate changes	310,143	60,040

Net (decrease) increase in cash, cash equivalents and restricted cash	(4,068,623)	294,514
Cash, cash equivalents and restricted cash, at beginning of the period	4,459,307	517,338
Cash, cash equivalents and restricted cash, at end of the period	$390,684	$811,852

Reconciliation of cash, cash equivalents, and restricted cash to the Unaudited Condensed Consolidated Balance Sheets
Cash and cash equivalents	$389,903	$811,852
Restricted cash	781	-
Total cash, cash equivalents, and restricted cash	$390,684	$811,852

Less: cash and cash equivalents from the discontinued operations, end of the period	18,122	-
Cash and cash equivalent from the continuing operations, end of the period	372,562	811,852

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$9,996	$6,224

Interest paid	$73,001	$197,865
Warrant shares exercised via cashless option	$120,000	$-
Recognition of right-of use assets and lease liabilities	$2,685	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of intangible assets through settlement of other non-current assets	$-	$5,395,273

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. As a holding company with no material operations of its own, EZGO conducts its business in the People’s Republic of China (“PRC”) through its subsidiaries, mainly including sales of battery cells, packs and solar cells, electronic control systems and second-hand machinery, provision of maintenance services and other services. Prior to the termination of the variable interest entity (“VIE”) Agreements, EZGO also engaged in sales of e-bicycles through the VIE and its subsidiaries in China. On September 25, 2025, EZGO Technologies Group Co., Ltd. (“Changzhou EZGO”), the VIE, and shareholders of the VIE entered into a termination agreement and terminated the VIE contractual agreements, dated November 8, 2019 (the “VIE Agreements”). Following the termination, EZGO no longer conducts its e-bicycle business through the VIE and its subsidiaries. The consolidated financial statements (“CFS”) reflect the activities of EZGO and the following entities: its subsidiaries, and, for the period prior to September 25, 2025, its VIE and the VIE’s subsidiaries (the “Group”).

Name	Date of incorporation / acquisition	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
China EZGO Group Ltd. (“EZGO HK”)	February 13, 2019	Hong Kong (“HK”)	100% owned by EZGO	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”)	August 6, 2021	PRC	100% owned by EZGO HK	Investment holding company
EZGO Technologies Group Co., Ltd. (formerly known as Changzhou EZGO Enterprise Management Co., Ltd., and Changzhou Jiekai Enterprise Management Co., Ltd., “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	95.24% owned by EZGO HK	Distribution and trade of battery packs and solar cells
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)*	July 14, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	January 25, 2023	PRC	100% owned by Jiangsu New Energy	Investment holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	January 25, 2023	PRC	60% owned by Changzhou Sixun	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	100% owned by Changzhou Higgs	Equipment maintenance and repairment

Former VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.,“Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87% owned by VIE	Sales of battery packs, battery cells, and e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100% owned by VIE	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51% owned by VIE	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)

* Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”) was disposed on March 27, 2026, and was deconsolidated from the Group’s CFS thereafter, see Note 4 for further details of the transaction.

6

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Group’s historical VIE contractual arrangements were previously disclosed in the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended September 30, 2025. On September 25, 2025, the VIE Agreements were terminated, and the Group ceased to consolidate the VIE and its subsidiaries from that date. Accordingly, as of March 31, 2026, the Group did not have any VIE structure, and no assets, liabilities or results of operations of the former VIE and its subsidiaries were included in the Group’s unaudited interim condensed consolidated financial statements for the six months ended March 31, 2026.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. The accompanying unaudited interim condensed consolidated financial statements of the Group include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. The results of operations for the six months ended March 31, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year ended September 30, 2026. Accordingly, these statements should be read in conjunction with the Group’s audited financial statements and notes thereto as of and for the years ended September 30, 2024 and 2025.

Liquidity

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors, public offering, and borrow funds to fund its general operations and capital expenditure. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows.

The going concern assumption contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of the reporting date, the Group has taken steps to strengthen its liquidity position, including:

(i)	On December 22, 2025, the Group entered into a funding support agreement with a shareholder in the amount of up to RMB25,000,000 ($3,511,729). This agreement will expire on December 31, 2026.

(ii)

In November 2025, the Group filed a shelf registration statement on Form F-3 with the SEC, pursuant to which the Group may offer and sell, from time to time, up to an aggregate amount of US$200.0 million of its securities, including ordinary shares, debt securities, warrants, rights or units. This shelf registration provides the Group with flexibility to access the capital markets, if needed, to support its liquidity and working capital requirements. However, there can be no assurance as to the timing, amount or terms of any such financing.

On April 2, 2026, the Company entered into an at-the-market sales agreement under which the Company may offer and sell ordinary shares from time to time. Subsequent to March 31, 2026 and before the issuance of these unaudited interim condensed consolidated financial statements, the Company issued approximately 2.2 million ordinary shares under the agreement and received net proceeds of $21,837,965.

(iii)	The Group is continually making efforts to improve operating efficiency and reducing discretionary spending, including optimization in general and administrative headcount and reduction in general and administrative expenditures.

Based on the Group’s current working capital, access to undrawn credit facilities, and financial support from related parties, the Group estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the twelve months and accordingly these financial statements have been prepared on a going concern basis.

7

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Consolidation

The CFS includes the financial statements of EZGO, its subsidiaries, VIE and VIE’s subsidiaries (for the period prior to September 25, 2025) for which EZGO is the primary beneficiary. Consolidation of subsidiaries begins from the date the Company obtains control of the subsidiaries and ceases when the Company loses control of the subsidiaries. All inter-company transactions, balances and unrealized gains or losses on transitions among the Company and its subsidiaries were eliminated in consolidation.

A non-controlling interest in a subsidiary of the Company is the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Unaudited Interim Condensed Consolidated Balance Sheets and net loss and other comprehensive loss attributable to non-controlling shareholders is presented as a separate component on the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

(c) Reverse Share Split

The Company effected reverse share splits of its ordinary shares at ratios of 1-for-25 on November 7, 2025 and 1-for-150 on May 19, 2026,with the fractional shares rounding off to the nearest whole share. All numbers of shares and per-share data presented in the unaudited interim condensed consolidated financial statements and related notes have been retroactively adjusted to reflect the cumulative effect of these reverse share splits.

(d) Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is reported in discontinued operation if the disposal results from strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operation as assets of discontinued operation, and liabilities of discontinued operation in the Unaudited Interim Condensed Consolidated Balance Sheets. The results of discontinued operation were reflected separately in the Unaudited Interim Condensed Consolidated Statements of Operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories were separately presented in the Unaudited Interim Condensed Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

(e) Credit losses

In accordance with Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326), the Group estimates and records an expected lifetime credit loss by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Group’s accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line items in the balance sheets are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, creditworthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect from the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

8

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. For the six months ended March 31, 2025 and 2026, the Group recorded allowance for credit losses of $30,926 and $787,837 from continuing operations and $1,590 and nil from discontinued operation, respectively.

(g) Property, plant and equipment

Property, plant and equipment includes plant and buildings, furniture, fixtures and office equipment, vehicles and construction in progress. Construction in progress includes direct costs that are related to the construction of property, equipment, and software, and are incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property, equipment the depreciation of these assets commences when the assets are ready for their intended use. Interest associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the capitalization rate to the average amount of accumulated qualifying capital expenditures for assets under construction during the year.

Property, plant and equipment is stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the period of disposition. Estimated useful lives are as follows:

Estimated useful life
Plant and buildings	20 years
Furniture, fixtures and equipment	3-5 years
Vehicles	4-10 years

(h) Intangible assets, net

The Group performs valuation of intangible assets arising from business combinations to determine the relative FV to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at FV. Other intangible assets are initially measured at cost. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patents	5-10 years
Software copyright	5 years

(i) Goodwill, net

Goodwill is the excess of the purchase price over fair value (“FV”) of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each year and in between annual tests when an event occurs or circumstances change that could indicate the asset might be impaired. The Group first has the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than it’s carrying amount.

9

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Goodwill, net (continued)

If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit. The Group recognized nil impairment loss of goodwill from the acquisition of Changzhou Sixun for the six months ended March 31, 2025 and 2026. As of September 30, 2025 and March 31,2026, the carrying amount of goodwill was nil.

(j) Long term investments, net

Long-term investments are the Group’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable FVs.

(1) Equity investments accounted for using the equity method

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

The Group has historically provided financial support to certain equity investees in the form of loans. If the Group’s share of the undistributed losses exceeds the carving amount of an investment accounted for by the equity method, the Group continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

The Group asses its equity investment and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash bur rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related FV and that is decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

(2) Equity investment without readily determinable FVs

Equity investment without readily determinable FVs refers to the investment over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at purchase cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations. The Group makes an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and FV in the unaudited interim condensed consolidated statements of operations.

10

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition

The Group recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). The Group’s revenues are mainly generated from 1) sales of products, 2) maintenance services and 3) other services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Group satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of products

The Group sells products to different customers, primarily battery cells, packs and solar cells, e-bicycles (see Note 15 Discontinued Operation), electronic control systems and second-hand machinery. The Group identifies one performance obligation in providing the products for a fixed consideration as stated in the sales contract. The Group presents the revenue generated from its sales of products on a gross basis as the Group acts as the principal. The revenue is recognized when the Group satisfies the performance obligation by transferring the promised product to the customers upon acceptance by customers.

The Group generally provides different warrant periods for different products: a six-month warranty period for battery packs, and a one-year warranty period for electronic control systems. The customers are required to perform product quality check upon acceptance of delivery and the warranty covers only production defects. Customers do not have the option to purchase a warranty separately, nor does a warranty provide services other than a warranty. Therefore, warranty costs are considered as accrued performance costs rather than performance obligations. As of September 30, 2025 and March 31, 2026, there is no warranty claim by customer and the Group did not accounted provision for warranty cost related to product quality issues in the unaudited condensed consolidated balance sheets as the Group believes that the likelihood of warranty claims is remote or immaterial, based on historical experience, the nature of the products, and other relevant factors.

Revenue from maintenance services

The Group provides comprehensive machine maintenance services, usually through a separate contract specified for the provision of maintenance services. In accordance with the detailed requirements in the contract, the Group implements a targeted maintenance strategy for machines in need of repair. The Group identifies one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. The Group presents the revenue generated from its sales of products on a gross basis as the Group acts as the principal. The revenue is recognized when the Group satisfies the performance obligation by completion of maintenance service upon acceptance by customers.

11

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition (continued)

Revenue from other services

The Group also provides other services, mainly including photovoltaic engineering contracting. The Group identifies one performance obligation in the provision of services in the contract, and recognizes revenue when the Group satisfies the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, the Group does not directly engage in the construction but rather serves as an intermediatory to connect the party awarding the contract with suitable contractors. Therefore, the Group presents the revenue from photovoltaic engineering contracting on a net basis as the Group acts as an agent.

The following table identifies the disaggregation of the Group’s revenues from continuing operations for the six months ended March 31, 2025 and 2026, respectively:

	Six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Battery cells, packs and solar cells segment
Sales of products	$5,518,183	$5,258,770
Electronic control system sales segment
Sales of products	636,356	647,498
Others
Maintenance services	360,350	456,749
Other services	50,478	59
Net revenues	$6,565,367	$6,363,076

Contract balance

Contract liabilities primarily consist of advances from customers.

Advances from customers amounted to $160,687 and $124,739 as of September 30, 2025 and March 31, 2026, respectively. Revenue included in the beginning balance of advances from customers and recognized during the six months ended March 31, 2025 and 2026 amounted to $57,737 and $145,562, respectively.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is revenue recognized for amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. The Group has no contract assets as of September 30, 2025 and March 31, 2026.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers and the Group expects the benefit of those costs to be longer than one year.

(l) Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date FVs.

The Group elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Group also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

12

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2025, the FASB issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

13

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Recent Accounting Pronouncements (continued)

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (“Topic 270”): Narrow-Scope Improvements, to improve the navigability of required interim disclosures, clarify when that guidance applies, and provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for interim reporting periods with annual reporting periods beginning after December 15, 2027, early adoption is permitted. ASU 2025-11 allows for adoption using the prospective or retrospective method. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

3. GOODWILL

Acquisition of Changzhou Sixun

The details of the acquisition of Changzhou Sixun and the related purchase price allocation were previously disclosed in the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended September 30, 2025. The goodwill arising from the acquisition was fully impaired during the year ended September 30, 2025. There was no goodwill balance as of September 30, 2025 and March 31, 2026.

Goodwill arising from the acquisition of Changzhou Sixun

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Beginning balance	$1,780,569	$-
Goodwill impairment	(1,732,454)	-
Foreign currency translation adjustment	(48,115)	-
Ending balance	$-	$-

For six months ended March 31, 2025 and 2026, the Group recognized nil impairment loss of goodwill related to the acquisition of Changzhou Sixun.

14

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

4. DISPOSAL OF CHANGZHOU YOUDI AND TERMINATION OF VIE ARRANGEMENTS

On September 25, 2025, the Group terminated the VIE Agreements with Jiangsu EZGO and its shareholders and ceased to consolidate Jiangsu EZGO and its subsidiaries from that date. The termination of the VIE Agreements and the related discontinued operations presentation were disclosed in the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended September 30, 2025.

During the six months ended March 31, 2026, management reassessed the Group’s business plan for Changzhou Youdi and determined that the Group would no longer continue to provide financial support to Changzhou Youdi. In connection with this reassessment, management approved a plan to exit the related business through the disposal of Changzhou Youdi.

On March 27, 2026, the Group entered into an equity transfer agreement with Shenzhen Youqi No.1 New Energy Investment Partnership (Limited Partnership) (“Youqi”) to transfer 100% of the equity interests of Changzhou Youdi, a wholly-owned subsidiary of Changzhou EZGO to Youqi for nil consideration. Upon completion of the disposal, the Group ceased to control Changzhou Youdi and deconsolidated Changzhou Youdi from the Group’s unaudited interim condensed consolidated financial statements from the disposal date.

The loss on disposal was determined based on the carrying amount of the net assets and liabilities of Changzhou Youdi derecognized upon deconsolidation. The Group recognized a loss on disposal of Changzhou Youdi of $47, and a credit loss on Changzhou Youdi’s receivables from Jiangsu Youdi Technology Co., Ltd. of $340,373, which was included in loss from continuing operations for the six months ended March 31, 2026.

5. ACCOUNTS RECEIVABLE, NET

As of September 30, 2025 and March 31, 2026, accounts receivable and allowance for credit losses consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Accounts receivable	$11,742,416	$7,520,968
Less: allowance for credit losses	(280,407)	(1,089,575)
Accounts receivable, net	$11,462,009	$6,431,393

Accounts receivable are considered overdue after 180 days, the general credit term the Group offers to customers. As of September 30, 2025 and March 31, 2026, the overdue accounts receivable, net of allowance for credit losses, ageing between 180 days and one year were $377,748 and $1,971,305, respectively.

The movement is the allowance for credit losses for the six months ended March 31, 2025 and 2026:

	Six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Balance at beginning of period	$107,598	$280,407
Changes in credit losses	30,926	787,837
Foreign currency translation adjustment	(3,656)	21,331
Balance at the end of period	$134,868	$1,089,575

For the six months ended March 31, 2025 and 2026, the Group recorded credit losses of $30,926 and $787,837 from continuing operations and $1,590 and nil from discontinued operation.

15

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6. INVESTMENTS

The Group’s long-term investments primarily consist of equity method investments and equity investments without readily determinable fair values. Details of the Group’s investment portfolio and impairment recognized in prior periods were previously disclosed in the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended September 30, 2025.

As of September 30, 2025 and March 31, 2026, investments consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Long-term investments:
Investments accounted for using the equity method	11,272,414	11,323,147
Investments without readily determinable FVs	6,375,140	6,579,388
Total long-term investments	17,647,554	17,902,535
Impairment loss of long-term equity investments	(6,643,439)	(6,579,388)
Total long-term investments, net	$11,004,115	$11,323,147

The accumulated impairment loss as of March 31, 2026 is related to impairment recognized in prior periods. No additional impairment loss was recognized during the six months ended March 31, 2026.

The movement of the carrying amount of long-term investment was as follows for the six months ended March 31, 2025 and 2026

	Six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Beginning balance	$14,857,156	$11,004,115
Proportionate share of the equity investee’s net loss	(93,799)	(33,003)
Foreign currency translation adjustment	(489,190)	352,035
Ending balance	$14,274,167	$11,323,147

During the six months ended March 31, 2026, there were no significant additions, disposals or impairment indicators identified for the Group’s existing long-term investments. The change in the carrying amount of long-term investments was primarily attributable to foreign currency translation adjustment, partially offset by share of loss from equity method investments.

For the six months ended March 31, 2026, equity method investments held by the Group individually have not met the significance criteria as defined under Rule 10-01(b)(1) of Regulation S-X.

16

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

7. INVENTORIES, NET

As of September 30, 2025 and March 31, 2026, inventories and reserve of inventories consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Finished goods (1)	$70,624	$1,865,133
Raw materials (2)	351,488	244,359
Subtotal	422,112	2,109,492
Less: provision for inventories	(40,968)	(49,684)
Inventories, net	$381,144	$2,059,808

(1)	Finished goods included battery packs and electronic control systems.

(2)	Raw materials included components and parts for manufacturing electronic control systems and the provision of maintenance service.

The movement of provision for inventories was as follows for the six months ended March 31, 2025 and 2026:

	Six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Balance at beginning of period	$42,687	$40,968
Current period addition	30,507	7,289
Charge off	(21,405)	-
Foreign currency translation adjustment	(1,437)	1,427
Balance at the end of period	$50,352	$49,684

For the six months ended March 31, 2025 and 2026, provisions for inventories of $30,507 and $7,289 were recorded respectively. $21,405 and nil were charged against the provision balance due to subsequent sales of the inventories which were written down in the previous period for the six months ended March 31, 2025 and 2026, respectively.

8. ADVANCES TO SUPPLIERS

As of September 30, 2025 and March 31, 2026, advances to suppliers consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Prepayment for purchase of battery packs and solar cells	$9,138,389	$17,443,180
Others	144,364	212,982
Advances to supplier	$9,282,753	$17,656,162

17

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Receivable from third parties (1)	$7,569,341	$2,426,199
Refundable construction fee (2)	-	1,274,282
Prepaid expenses	71,317	59,076
Security deposits	34,696	35,807
Deductible input VAT	450	9,191
Others	49,250	15,541
Prepaid expenses and other current assets	$7,725,054	$3,820,096

(1)	As of September 30, 2025 and March 31, 2026, receivables from third parties primarily consisted of the following:

i.	As of September 30, 2025, receivables from third parties included an amount of $5,309,710 arising from refundable prepayments previously made to a supplier for battery packs purchases. As of September 30, 2025, the amount was recorded as receivable from third parties because the related settlement arrangement had not yet been executed. On October 20, 2025, the Group entered into an offset agreement with the supplier, pursuant to which the supplier agreed to transfer three patent rights to the Group in settlement of the outstanding receivable in full. The patent rights were transferred to the Group in November 2025 and were reclassified to finite-lived intangible assets upon transfer. See Note 11.

ii.	A loan of RMB 13.0 million ($1.9 million) provided to a third party, with an annual interest rate of 4%, and accrued interest receivables. It was matured by June 23, 2025 and extended to June 22, 2026 based on the operation plan and capital demand of the Group.

(2)	The balance represented refundable construction fee for the construction of the Changzhou manufacturing plant as the construction is substantially completed and the Group estimates $1,274,282 prepayment will be refunded.

10. PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2025 and March 31, 2026, property, plant and equipment, net consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Plant and buildings (1)	$-	$11,167,085
Construction in progress (1)	9,782,541	-
Vehicles	114,671	118,345
Furniture, fixtures and office equipment	30,514	31,491
Subtotal	9,927,726	11,316,921
Less: accumulated depreciation	(92,716)	(194,743)
Property, plant and equipment, net	$9,835,010	$11,122,178

(1)

The construction of the Changzhou manufacturing plant was substantially completed and the relevant buildings were ready for their intended use in January 2026. Accordingly, the carrying amount of construction in progress related to the project was transferred to property and buildings in January 2026, and depreciation commenced when the assets were available for their intended use. Any subsequent renovation or fit-out costs, if incurred, will be accounted for separately and capitalized only when they meet the capitalization criteria.

For the six months ended March 31, 2025 and 2026, the Group capitalized interest costs of $179,787 and $104,523, respectively, related to the long-term borrowings from Bank of Jiangnan during the period in which the qualifying assets were under construction. Since the Changzhou manufacturing plant was transferred to property and buildings in January 2026, interest capitalization ceased when the related assets were substantially complete and ready for their intended use.

For the six months ended March 31, 2025 and 2026, depreciation expenses were $15,292 and $97,442, respectively.

18

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11. INTANGIBLE ASSETS, NET

As of September 30, 2025 and March 31, 2026, intangible assets, net consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Patents	$2,412,999	$7,970,131
Software copyright	629,478	649,645
Subtotal	3,042,477	8,619,776
Accumulated amortization	(1,622,654)	(1,902,967)
Impairment	(1,419,823)	(1,465,311)
Intangible assets, net	$-	$5,251,498

The Group’s intangible assets primarily consist of patents and software copyrights. The patents and software copyrights identified in connection with the acquisition of Changzhou Sixun were fully impaired during the year ended September 30, 2025. Accordingly, no carrying amount related to those acquisition-related intangible assets remained as of September 30, 2025 and March 31, 2026.

During the six months ended March 31, 2026, the Group acquired additional patent rights through the settlement of receivables from third parties. The related balance was recorded as receivables from third parties within prepaid expenses and other current assets as of September 30, 2025 because the settlement agreement was entered into after September 30, 2025. Upon execution of the settlement agreement in October 2025 and transfer of the patent rights, the Group reclassified the balance to finite-lived intangible assets. The acquired patents were initially recognized and measured at the carrying amount of receivables from third parties settled in this transaction, in accordance with ASC 845, “Nonmonetary Transactions”: the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it.

The Group’s finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For the six months ended March 31, 2025 and 2026, amortization expense of intangible assets was $299,543 and $224,803, respectively. No impairment loss of intangible assets was recognized for the six months ended March 31, 2025 and 2026.

12. OTHER NON-CURRENT ASSETS

As of September 30, 2025 and March 31, 2026, other non-current assets consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Prepayment for purchase of customized equipment (1)	$6,884,675	$-
Prepayment for equity investment (2)	-	1,200,000
Prepaid construction fee	1,190,877	-
Long-term security deposit for land use right (3)	621,523	-
Deductible input VAT	283,420	849,353
Loans to third parties	69,051	17,904
Others	1,405	725
Other non-current assets	$9,050,951	$2,067,982

(1)	In May 2023, the Group entered into procurement agreements (the “Procurement Agreements”) with three suppliers for the purchase of production equipment. In October and November 2025, the Group entered into three termination agreements. Pursuant to the termination agreements, the customized equipment purchase transactions were terminated, and the suppliers agreed to refund the previously made prepayments of $6,884,675 for equipment purchases by January 2026. As a result, the related capital commitments were relieved upon execution of the termination agreements. The refund was fully collected during the six months ended March 31, 2026.

(2)	On February 2, 2026, the Group entered into a share purchase agreement to acquire 30% of the issued and outstanding shares of an unrelated company for total consideration of $7,200,000. As of March 31, 2026, the Group had paid $1,200,000, which was recorded as prepayment for equity investment, and the remaining unpaid consideration of $6,000,000 was recorded as a capital commitment. The remaining consideration was fully paid subsequent to March 31, 2026 and before the issuance of these unaudited interim condensed consolidated financial statements. The amount will be recognized in long-term investments upon completion of the share transfer and when the Group obtains the related equity interest.

(3)	The balance was the long-term security deposit to the Bureau of Finance in Wujin Technology Industrial District guaranteeing the Group’s investment in the construction of Changzhou manufacturing plants. During the six months ended March 31, 2026, management reassessed the Group’s future investment and expansion plan after the substantial completion of the plant and determined that the Group was no longer expected to satisfy the relevant conditions for refund of the deposit. Accordingly, the Group recognized a loss on forfeiture of land-use-right security deposit of $641,436 in non-operating expense for the six months ended March 31, 2026.

19

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. BORROWINGS

As of September 30, 2025 and March 31, 2026, the bank borrowings were for working capital and capital expenditures. Borrowings consisted of the following:

Creditor	Interest rate	Borrowing date	Maturity date	As of September 30, 2025	As of March 31, 2026
					(Unaudited)
Bank of Jiangsu	2.90%	8/28/2025	8/27/2026	913,050	942,302
Bank of Jiangsu	2.85%	9/1/2025	8/31/2026	561,876	579,878
Bank of Nanjing (1)	3.30%	9/9/2025	3/8/2026	491,642	-
Agricultural Bank of China (1)	2.85%	4/27/2025	3/17/2026	1,404,692	-
Bank of Jiangsu (2)	2.80%	1/4/2026	1/3/2027	-	289,939
Bank of China (3)	2.85%	1/23/2026	1/22/2027	-	507,393
Agricultural Bank of China (4)	2.85%	3/17/2026	3/10/2027	-	1,449,696
Total short-term borrowings				$3,371,260	$3,769,208
Bank of Jiangnan (5)	4.10%	6/27/2023	12/31/2025	816,126	-
Bank of Jiangnan (5)	4.10%	6/27/2023	6/30/2026	816,126	843,723
Bank of Jiangnan (5)	4.10%	6/27/2023	12/31/2026	-	843,723
Total long-term borrowings, current				$1,632,252	$1,687,446
Bank of Jiangnan (5)	4.10%	6/27/2023	6/21/2030	2,237,674	2,016,526
Bank of Jiangnan (5)	4.10%	11/15/2023	6/21/2030	1,798,005	1,855,610
Bank of Jiangnan (5)	4.10%	2/5/2024	6/21/2030	716,393	739,345
Bank of Jiangnan (5)	4.35%	7/18/2024	6/21/2030	970,642	447,956
Total long-term borrowings, non-current				$5,722,714	$5,059,437
Changzhou Zenith Technology Co., Ltd.	nil	7/14/2025	7/13/2028	702,346	724,848
Total long-term borrowing from a third party, non-current				$702,346	$724,848
Total long-term borrowing, non-current				$6,425,060	$5,784,285
Total borrowings				$11,428,572	$11,240,939

Except for borrowings obtained, repayments made and borrowings matured during the six months ended March 31, 2026, there were no material changes to the terms and conditions of the Group’s borrowing arrangements previously disclosed in the Company’s Annual Report on Form 20-F for the year ended September 30, 2025.

(1)	These loans were fully repaid as matured during the six months ended March 31, 2026.

(2)	On January 4, 2026, Changzhou Higgs obtained a non-revolving loan of RMB2,000,000 ($289,939) from Bank of Jiangsu, with an annual interest rate of 2.80% and a term of 12 months.

(3)	On January 23, 2026, Changzhou EZGO obtained a non-revolving loan of RMB3,500,000 ($507,393) from Bank of China, with an annual interest rate of 2.85% and a term of 12 months, which was guaranteed by Mr. Jianhui Ye, Mr. Shuang Wu, Jiangsu New Energy and a third party, Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd.

(4)	On March 17, 2026, Changzhou EZGO obtained a non-revolving loan of RMB10,000,000 ($1,449,696) from Agricultural Bank of China, with an annual interest rate of 2.85% and a term of 12 months, which was guaranteed by Mr. Jianhui Ye and a third party, Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd.

20

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. BORROWINGS (CONTINUED)

(5)	The following is the principal repayment schedule for the long-term loan from Bank of Jiangnan as of March 31, 2026:

Principal maturities of long-term bank borrowing Year ending September 30,	Repayment amount
2026	$843,723
2027	1,687,446
2028	1,687,446
2029	1,687,446
2030	840,822
Total	$6,746,883

For the six months ended March 31, 2025 and 2026, the Group recorded interest expenses of $73,001 and $126,303 respectively. For the six months ended March 31, 2025 and 2026, $179,787 and $104,523 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant respectively.

14. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Group has transactions with during the six months ended March 31, 2025 and 2026:

Name		Relationship
(a)	Shuang Wu	Non-controlling shareholder of Changzhou EZGO and legal representative of Jiangsu New Energy
(b)	Jianhui Ye	Chief Executive Officer, Director and a principal shareholder of the Group
(c)	Jiangsu Youdi Technology Co., Ltd.**	Equity investments with 29% shareholding before the disposal of Changzhou Youdi
(d)	Shanghai Mingli New Energy Technology Co., Ltd.	Equity investments with 40% shareholding
(e)	Jiangsu EZGO Electronic Technologies Co., Ltd. (“Jiangsu EZGO”)	Entity controlled by Mr. Jianhui Ye
(f)	Yan Fang*	A related party before the disposal of VIE. Non-controlling shareholder of Cenbird E-Motorcycle
(g)	Shandong Xingneng’an New Energy Technology Co., Ltd. *	Equity investments with 25% shareholding before the disposal of VIE
(h)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. *	A related party before the disposal of VIE. Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(i)	Jiangsu Xinzhongtian Suye Co., Ltd. *	A related party before the disposal of VIE. Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(j)	Shenzhen Star Asset Management Co., Ltd. *	A related party before the disposal of VIE. General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Group.
(k)	Shenzhen Star Cycling Network Technology Co., Ltd. *	Equity investments with 42% shareholding before the disposal of VIE
(l)	WORK Medical Technology Group LTD	A company Shuang Wu serves as Chief Executive Officer and Chairman of the Board of Directors

*	Related parties prior to the disposal of VIE and its subsidiaries.

**	Related parties prior to the disposal of Changzhou Youdi.

21

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amounts due from related parties

As of September 30, 2025 and March 31, 2026, amounts due from related parties consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Shanghai Mingli New Energy Technology Co., Ltd. (1)	$7,888,996	$8,273,918
Jiangsu Youdi Technology Co., Ltd. (2)	273,255	-
Jianhui Ye (3)	388	-
Total amount due from related parties, current	$8,162,639	$8,273,918

(1)	The balance is an interest-free loan with a maturity date of September 29, 2026.

(2)	The balance is a loan provided to Jiangsu Youdi Technology Co., Ltd. with an interest rate of 4%.

(3)	The balance is mainly advances made to the management for the Group’s daily operational purposes.

Amounts due to related parties

As of September 30, 2025 and March 31, 2026, amounts due to related parties consisted of the following:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Jianhui Ye (1)	$-	$99,616
Shuang Wu (1)	2,672,172	235,342
Shenzhen Star Asset Management Co., Ltd. (1)	19,000	-
WORK Medical Technology Group Ltd. (2)	-	3,022,500
Jiangsu EZGO (3)	2,499,508	2,222,681
Total amount due to related parties	5,190,680	5,580,139

(1)	The balance mainly was interest-free loans from related parties, which were due on demand.

(2)	The balance mainly represents a loan provided by WORK Medical Technology Group LTD with an interest rate of 3% and will be matured on December, 2026.

(3)	The balance was a loan of RMB 55.6 million ($8.1 million) provided by Jiangsu EZGO, with an annual interest rate of 4% and partially offset by a loan of RMB 40.0 million ($5.8 million) provided to EZGO, with annual interest rate of 5%, and will be matured on August 2026.

22

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related party transactions

For the six months ended March 31, 2025 and 2026, the Group had the following material related party transactions:

Related Parties	Nature	Six months ended March 31,
		2025	2026
		(Unaudited)	(Unaudited)
Inventory purchased from related parties
Jiangsu Xinzhongtian Suye Co., Ltd.	Purchase of e-bicycles	$1,323,097	$-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Purchase of e-bicycles	966,506	-
Total inventory purchased from related parties		2,289,603	-
Less: inventory purchased from related parties from discontinued operation		(2,289,603)	-
Inventory purchased from continuing operations		$-	$-

Loans to related parties
Shanghai Mingli New Energy Technology Co., Ltd.	Loan to a related party	$2,904,243	$-
Shanghai Mingli New Energy Technology Co., Ltd.	Imputed interest on related party loan	84,342	130,132
Shandong Xingneng’an New Energy Technology Co., Ltd.	Loan to a related party	138,297	-
Shandong Xingneng’an New Energy Technology Co., Ltd.	Interest receivable from a related party	35,811	-
Shenzhen Star Cycling Network Technology Co., Ltd.	Interest receivable from a related party	12,238	-
Jiangsu Youdi Technology Co., Ltd.	Interest receivable from a related party	10,607	-
Jiangsu Youdi Technology Co., Ltd.	Loan to a related party	1,203	-
Total loans to related parties		3,186,741	130,132
Less: loans to related parties from discontinued operation		(12,238)	-
Loans to related parties from continuing operations		$3,174,503	$130,132

Collection of loan to a related party
Shandong Xingneng’an New Energy Technology Co., Ltd.	Collection of loan to a related party	$691,486	$-
Jiangsu EZGO	Collection of loan to a related party	-	3,571,253
Total collection of loan to a related party		$691,486	$3,571,253

Loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd.	Interest-free loan from a related party	$584,085	$-
Shuang Wu	Interest-free loan from a related party	389,893	486,596
Yan Fang	Interest-free loan from a related party	5,532	-
Jiangsu EZGO	Interest-free loan from a related party	-	19,055
Jianhui Ye	Interest-free loan from a related party	-	100,000
WORK Medical Technology Group Ltd.	Interest-bearing loan from a related party	-	3,000,000
Total loans from related parties		979,510	3,605,651
Less: loans from related parties from discontinued operation		(589,617)	-
Loans from related parties from continuing operations		$389,893	$3,605,651

Repayment of loans from related parties
Shuang Wu	Repayment of interest-free loans from a related party	$622,338	$3,181,131
Jiangsu Xinzhongtian Suye Co., Ltd.	Repayment of interest-free loans from a related party	553,189	-
Jiangsu EZGO	Repayment of interest-bearing loans from a related party	-	3,941,708
Total repayment of loans from related parties		1,175,527	7,122,839
Less: repayment of loans from related parties from discontinued operation		(553,189)	-
Repayment of loans from related parties from continuing operations		$622,338	$7,122,839

Others
Shuang Wu	Reimbursement for expenses paid for daily operation on behalf of the Group	$-	$272,900
WORK Medical Technology Group Ltd.	Interest payable to a related party	-	22,500
Total others		$-	$295,400

23

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. DISCONTINUED OPERATIONS

On September 25, 2025, the Group terminated the VIE Agreements and ceased to consolidate Jiangsu EZGO and its subsidiaries. The disposal and related discontinued operations presentation were disclosed in the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended September 30, 2025.

During the six months ended March 31, 2026, the Group did not have any revenues, expenses, cash flows, assets or liabilities related to the discontinued operations, and no material developments occurred with respect to the discontinued operations. The comparative results of discontinued operations for the six months ended March 31, 2025 are presented separately in the unaudited interim condensed consolidated statements of operations and cash flows.

	Six Months Ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Net revenues	$752,748	$-
Cost of revenues	(736,438)	-
Gross (loss) profit	16,310	-

Operating expenses:
Selling and marketing	(84,274)	-
General and administrative	(111,527)	-
Total operating expenses	(195,801)	-

Loss from discontinued operations	(179,491)	-

Other income (expenses):
Interest expenses	(12,969)	-
Interest income	12,261	-
Non-operating income, net	14,573	-
Total other income, net from discontinued operations	13,865	-

Loss from discontinued operations before income taxes and share of loss of equity method investments	(165,626)	-
Income tax expenses	-	-
Share of loss of equity method investments	(63,152)	-
Net loss from discontinued operations	(228,778)	-
Less: Net loss attributable to non-controlling interests from discontinued operations	(52,296)	-
Net loss attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	$(176,482)	$-

	Six Months Ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Net cash provided by operating activities from discontinued operations	$750,707	$-
Net cash provided by investing activities from discontinued operations	203,511	-
Net cash provided by financing activities from discontinued operation	36,428	-

24

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the HK Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD 2 million are taxed at 16.5%. The Group’s HK subsidiaries did not have assessable profits derived in Hong Kong for the six months ended March 31, 2025 and 2026. Therefore, no HK profit tax was provided for the six months ended March 31, 2025 and 2026.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for six months ended March 31, 2025 and 2026.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Changzhou Higgs obtained its HNTE status in October 2022 and application for a renewed HNTE has been approved in December 2025. As of the date of this report, Changzhou Higgs has not received the renewed HNTE certificate. Changzhou Higgs will enjoy the preferential tax rate for three years through September 2028 upon receive of the renewed HNTE certificate.

According to Caishui [2021] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2021, an enterprise engaged in manufacturing business and whose main operating revenue accounts for more than 50% of the total revenue, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1 million but not exceeding RMB3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB3 million of the assessable profit before tax is subject to the tax rate of 20%.

The components of the income tax expense from continuing operations are:

	Six Months Ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Current	$9,492	$38,193
Deferred	11,842	-
Total income tax expense	$21,334	$38,193

25

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16. INCOME TAXES (CONTINUED)

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	Six Months Ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Net loss before income tax expense from continuing operations	$(912,941)	$(3,669,056)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(228,235)	(917,264)

Effect of income tax rate differences in jurisdictions other than the PRC	159,490	339,925
Expenses not deductible for tax purpose and non-taxable income	122,386	78,028
Additional deduction of R&D expenses	(22,507)	(17,128)
Effect of preferential tax rates	(12,261)	146,351
Effect of utilization of tax loss carried forward	2,461	68,133
Effect on valuation allowance	-	340,148
Income tax expense	$21,334	$38,193

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in HK that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a -1% withholding tax rate.

As of September 30, 2025 and March 31, 2026, the Group had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Group intends to reinvest its earnings to further expand its business in PRC, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the six months ended March 31, 2025 and 2026, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporated in BVI and is not subject to income or capital gains taxes. The effective tax rates are -2% and -1% for the six months ended March 31, 2025 and 2026 respectively.

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2025 and March 31, 2026 was as follows:

	As of September 30, 2025	As of March 31, 2026
		(Unaudited)
Deferred tax assets:
Tax loss carry forwards	$353,649	$756,672
Other-than-temporary impairment	1,593,785	1,714,071
Credit loss allowance	32,908	75,535
Reserve for inventory	6,145	7,453
Less: valuation allowance	(1,986,487)	(2,553,731)
Deferred tax assets, net	$-	$-

26

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16. INCOME TAXES (CONTINUED)

For the six months ended March 31, 2025 and 2026, the Group accrued valuation allowance for deferred tax assets of nil and $340,148, respectively, for which the Group concluded it is more likely than not that these net operating losses would not be utilized in the future. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Accounting for uncertainty tax position

The Group did not identify significant unrecognized tax benefits for the six months ended March 31 2025 and 2026. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Group’s tax filings. Accordingly, the tax years from 2020 to 2025 of the Group’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

17. SHARE-BASED COMPENSATION

EZGO Technologies Ltd. 2025 Equity Incentive Plan (the “EZGO 2025 Plan”)

On February 18, 2025, the Board of Directors of EZGO approved the EZGO 2025 Plan. On February 18, 2025, 133 restricted shares with 12-month service condition were granted to management under the EZGO 2025 plan, which shall vest after first anniversary of date of grant.

October 2025 Equity Incentive Plan

On October 1, 2025, the Board of Directors of EZGO approved and adopted an equity incentive plan (the “October 2025 Equity Incentive Plan”), which became effective on October 1, 2025. On October 2, 2025, the Company issued 907 ordinary shares of the Company under October 2025 Equity Incentive Plan to WXYZ Group Ltd., an entity 100% owned by Mr. Jianhui Ye, the CEO and a director of the Company, as compensation for his continued service in the Company.

The estimated FV of restricted shares granted was the closing price of the Company’s ordinary shares traded in the Stock Exchange on grant date.

A summary of activities of the restricted shares for the six months ended March 31, 2026 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of September 30, 2025	133	1,912.50
Granted	907	637.50
Vested	(1,040)	800.96
Unvested as of March 31, 2026	-	-

As of March 31, 2026, there were no unrecognized share-based compensation expenses. Share-based compensation expenses of $21,250 and $684,250 were recognized in relation to the restricted shares for the six months ended March 31, 2025 and 2026, which were all allocated to general and administrative expenses.

27

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. EQUITY

The Company’s historical equity transactions, including the 1-for-25 reverse share split effected in November 2025 and the related amendments to its authorized share capital and par value, were disclosed in the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended September 30, 2025.

(a) Reverse share splits

On May 19, 2026, the Company effected a 1-for-150 reverse share split of its ordinary shares. All share and per-share amounts presented in these unaudited interim condensed consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the cumulative effect of the reverse share splits for all periods presented.

The Company issued 41 ordinary shares to shareholders in lieu of fractional shares following the implementation of the reverse share split.

(b) Ordinary shares

On January 5, 2026, the Company entered into a securities purchase agreement with certain non-U.S. investors in connection with a private investment in public equity transaction (the “PIPE”), pursuant to which the Company agreed to issue and sell an aggregate of 20,000,000 ordinary shares at a purchase price of $0.60 per share, for aggregate gross proceeds of $12,000,000. After giving retroactive effect to the 1-for-150 reverse share split effected on May 19, 2026, the number of ordinary shares issued and the purchase price were adjusted to 133,333 ordinary shares and $90.00 per share, respectively.

(b) Statutory reserve and restricted net assets

The Group’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid-in capital and statutory reserve of Company’s PRC subsidiaries, were $33,947,126 and $24,826,509 as of September 30, 2025 and March 31, 2026, respectively.

28

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. EQUITY (CONTINUED)

(c) Warrants

As of September 30, 2025 and March 31, 2026, there were no warrants granted to investors left unexercised.

(d) Non-controlling interests

As of March 31, 2026, the Group’s non-controlling interests included 40% equity interest of Changzhou Higgs, which was acquired on January 25, 2023 and 4.76% equity interest of Changzhou EZGO, which was acquired on April 7, 2025.

19. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2026, the Group did not have any commitments other than the outstanding capital commitment of $6,000,000 disclosed in Note 12, and it has been fully paid as of the date of this report.

Contingencies

The Group is not currently a party to any material legal proceedings, investigations or claims. Management has assessed the Group’s exposure to loss contingencies in accordance with ASC 450, Contingencies, and concluded that there are no loss contingencies that are probable or reasonably possible of resulting in a material loss to the CFS.

20. SEGMENT REPORTING

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue, significant expenses and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented. The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

Historically, the Group determined it operates in three segments: (1) sales of battery cells, packs and solar cells, (2) sales of electronic control system and (3) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting.

During the six months ended March 31, 2026, the Group commenced solar cell trading activities. The solar cell trading activities were managed together with the Group’s existing product sales activities and were not reviewed by the CODM as a separate operating segment. The CODM did not receive separate operating results or asset information for the solar cell trading activities for purposes of resource allocation or performance assessment. Accordingly, the Group did not identify solar cell trading as a separate operating segment for the six months ended March 31, 2026. The related revenue was included in the battery cells, packs and solar cells sales segment.

29

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. SEGMENT REPORTING (CONTINUED)

The following tables present a summary of each reportable segment’s revenue and income from continuing operations—excluding the e-bicycle sales segment, which is disclosed as a discontinued operation for the six months ended March 31, 2025, and 2026:

	Six months Ended March 31, 2025
	Battery cells, packs and solar cells segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,518,183	$636,356	$410,828	$6,565,367
Segment loss before tax and share of loss of equity method investments	(88,207)	(95,106)	(729,628)	(912,941)
Segment gross profit margin	4.5%	41.7%	38.9%	10.2%

	Six months Ended March 31, 2026
	Battery cells, packs and solar cells segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,258,770	$647,498	$456,808	$6,363,076
Segment loss before tax and share of loss of equity method investments	(1,310,287)	(32,194)	(2,326,575)	(3,669,056)
Segment gross profit margin	1.9%	21.8%	31.3%	6.0%

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the six months ended March 31, 2025 and 2026:

	Six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Net revenues
Battery cells, packs and solar cells sales	$5,518,183	$5,258,770
Electronic control system sales	636,356	647,498
Others	410,828	456,808
Total net revenues	6,565,367	6,363,076

Cost of revenues
Battery cells, packs and solar cells sales	5,271,930	5,160,692
Electronic control system sales	370,868	506,658
Others	251,101	313,970
Total cost of revenues	5,893,899	5,981,320

Gross profit
Battery cells, packs and solar cells sales	246,253	98,078
Electronic control system sales	265,488	140,840
Others	159,727	142,838
Total Gross profit	671,468	381,756

Reconciliation of profit or loss:
Selling and marketing	(117,772)	(97,096)
General and administrative	(1,200,042)	(3,266,566)
Research and development	(389,572)	(114,186)
Total operating expenses	(1,707,386)	(3,477,848)

Loss from operations	(1,035,918)	(3,096,092)

Other income (expense), net	122,977	(572,964)
Loss from continuing operations before income tax and share of loss of equity method investments	$(912,941)	$(3,669,056)
Loss from discontinued operations before income tax and share of loss of equity method investments	(165,626)	-
Loss before income tax and share of loss of equity method investments	$(1,078,567)	$(3,669,056)

30

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

21. CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2025 and March 31, 2026 cash, cash equivalents and restricted cash balances in the PRC was $517,338 and $790,507, respectively, which were primarily deposited in financial institutions located in PRC, and each bank account is insured by the government authority with the maximum limit of RMB500,000 ($71,366). To limit exposure to credit risk relating to deposits, the Group primarily place cash and cash equivalent deposits with large financial institutions in PRC which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2025 and March 31, 2026.

	As of September 30, 2025		As of March 31, 2026
Customer	Amount	% of Total	Amount	% of Total
			(Unaudited)
A	$2,774,919	24%	$2,223,914	30%
B	2,727,840	24%	2,203,297	29%
C	2,457,178	21%	*	*
D	2,000,910	17%	1,283,554	17%
E	*	*	823,268	11%
Total	$9,960,847	86%	$6,534,033	87%

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total advances from customers as of September 30, 2025 and March 31, 2026.

	As of September 30, 2025		As of March 31, 2026
Customer	Amount	% of Total	Amount	% of Total
			(Unaudited)
F	$73,873	46%	$-	-
G	*	*	13,711	11%
Total	73,873	46%	13,711	11%

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the six months ended March 31, 2025 and 2026.

	Six months ended March 31,
	2025		2026
Customer	Amount	% of Total	Amount	% of Total
	(Unaudited)		(Unaudited)
B	$1,714,509	26%	$2,310,659	36%
A	1,712,237	26%	1,658,720	26%
C	1,485,858	23%	*	*
E	880,424	13%	*	*
D	*	*	1,125,517	18%
Total	$5,793,028	88%	$5,094,896	80%

*	The percentage is below 10%

31

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

21. CONCENTRATIONS (CONTINUED)

Concentrations of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2025 and March 31, 2026.

	As of September 30, 2025		As of March 31, 2026
Supplier	Amount	% of Total	Amount	% of Total
			(Unaudited)
A	$121,432	43%	$125,322	27%
B	48,206	17%	49,751	11%
C	*	*	63,697	14%
D	*	*	52,984	12%
Total	$169,638	60%	$291,754	64%

*	The percentage is below 10%

The following table sets forth information as to each third party that accounted for 10% or more of total advances to suppliers as of September 30, 2025 and March 31, 2026.

	As of September 30, 2025		As of March 31, 2026
Supplier	Amount	% of Total	Amount	% of Total
			(Unaudited)
E	$2,250,346	24%	$8,449,809	48%
F	1,506,456	16%	2,380,748	13%
G	1,429,760	15%	2,623,779	15%
H	1,350,234	15%	2,711,536	15%
I	1,316,705	14%	*	*
J	1,263,047	14%	*	*
Total	$9,116,548	98%	$16,165,872	91%

*	The percentage is below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the six months ended March 31, 2025 and 2026.

	Six months ended March 31,
	2025		2026
Supplier	Amount	% of Total	Amount	% of Total
	(Unaudited)		(Unaudited)
H	$2,925,067	29%	$1,411,627	19%
F	2,815,761	27%	1,101,577	15%
E	1,584,037	15%	836,402	11%
G	1,358,763	13%	3,168,262	43%
Total	$8,683,628	84%	$6,517,868	88%

*	The percentage is below 10%

32

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. SUBSEQUENT EVENTS

On April 2, 2026, the Company entered into an at-the-market sales agreement under which the Company may offer and sell ordinary shares from time to time. Subsequent to March 31, 2026 and before the issuance of these unaudited interim condensed consolidated financial statements, the Company issued approximately 2.2 million ordinary shares under the agreement, after giving retroactive effect to the 1-for-150 reverse share split effected on May 19, 2026, and received net proceeds of $21,837,965.

On June 27, 2026, the Group entered into a share purchase agreement to acquire 37.5% of the issued and outstanding shares of an unrelated company for total consideration of RMB 4,500,000 ($652,363). The consideration has been fully paid as of the date of issuance of these unaudited interim condensed consolidated financial statements.

The Group evaluated subsequent events through August 14, 2026, the date of the issuance of the unaudited interim condensed consolidated financial statements. Except as disclosed above, the Group did not identify any subsequent events that would have required adjustment to, or disclosure in, these unaudited interim condensed consolidated financial statements.

33